From:	Christopher Cates <cucates@gmail.com>
Sent:	Monday, November 8, 2021 2:22 PM
To:	Christopher Cates
Cc:	Rick Stancil
Subject:	Fwd: Wine RayZyn WeFunder Investment

---------- Forwarded message ---------
From: **Christopher Cates** <cucates@gmail.com>
Date: Mon, Nov 8, 2021 at 2:21 PM
Subject: Wine RayZyn WeFunder Investment
To: Nathaniel Cates <nathanielcates@gmail.com>

Nathaniel

I am reaching out to share some exciting news from the Wine RayZyn Company, LLC. As a valued member of our community that has helped us get to where we are today, you are among the first folks we wanted to contact.

This week we have launched an investment crowdfunding round on WeFunder for Wine RayZyn, and we would love for you to make a reservation for an investment in the company. Our raise is currently in "testing the waters" mode while we finalize our legal paperwork and SEC filings. Initially, you will only be making your reservation – not transferring cash. Once we file everything in the coming weeks, you'll be able to confirm your investment through WeFunder. In general, there is no limit to the amount you can invest.

RayZyn has been able to successfully navigate through the pandemic and it is time to take our business to the next level by raising additional capital. Our team decided to launch a Wefunder campaign to allow friends and family like you to participate in this journey with us, and ultimately benefit from our future successes. One of the main benefits of our Wefunder campaign is that it allows anyone to become an investor in Wine RayZyn. RayZyn is excited as to how this equity crowdfunding will democratize the ownership of our company and mission.

To make this possible, we set up a website pitch with all the information you need to invest:

https://wefunder.com/the.wine.rayzyn.company.llc.2

Our campaign page is actively accepting reservations for individual investments as we speak, but the offering is not yet open to the general public, which is why you will see a countdown to the public offering. You can only access the page from the direct link provided above.

After reviewing the pitch via the above link, if you have any specific questions, I would be happy to set up a time to speak with you.

Wefunder's data shows that a strong start is incredibly important for a successful fundraising round. We would love your support to kick our raise off with a BANG!!

We look forward for you to become an investor in the Company. I know you have extensive contacts that may like to invest in something a little bit different, so please pass this around.

Cheers to "RayZyn Awareness", together!

Chris Cates
Founder

1

Wine RayZyn Co.

Some necessary "testing the waters" disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted; 2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through We funder's platform; and 3. Any indication of interest involves no obligation or commitment of any kind.

Richard Stancil

From:	Chris Cates <chris@rayzyn.com>
Sent:	Tuesday, November 16, 2021 2:03 PM
To:	Grattan Rowland
Subject:	Wine RayZyn We Funder-Investment Reservation

Grattan

Thanks for all your help with all this.

I am reaching out to share some exciting news from the Wine RayZyn Company, LLC. As a valued member of our community that has helped us get to where we are today, you are among the first folks we wanted to contact.

This week we have launched an investment crowdfunding round on WeFunder for Wine RayZyn, and we would love for you and other family members or contacts you have to make a reservation for an investment in the company.

Our raise is currently in "testing the waters" mode while we finalize our legal paperwork and SEC filings. Initially, you will only be making your reservation – not transferring cash. Once we file everything in the coming weeks, you'll be able to confirm your investment through WeFunder. In general, there is no limit to the amount you can invest .Although the minimum investment for the general public is $250, you and close contacts who may like private equity investments can invest $5K,$10K, $20K or more if you and they want to help the company and our cause.
RayZyn has been able to successfully navigate through the pandemic and it is time to take our business to the next level by raising additional capital. Our team decided to launch a Wefunder campaign to allow friends and family like you to participate in this journey with us, and ultimately benefit from our future successes. One of the main benefits of our Wefunder campaign is that it allows anyone to become an investor in Wine RayZyn. RayZyn is excited as to how this equity crowdfunding will democratize the ownership of our company and mission.

To make this possible, we set up a website pitch with all the information you need to invest:

https://wefunder.com/thewinerayzyncompanyllc2?utm_swu=906



Invest in Wine RayZyn Company, LLC: Award Winning, Heart Healthy Snack - Now you can "Eat your Wine" with Wine RayZyns | Wefunder

wefunder.com

Our campaign page is actively accepting reservations for individual investments as we speak, but the offering is not yet open to the general public, which is why you will see a countdown to the public offering. You can only access the page from the direct link provided above.
Wefunder' s data shows that a strong start is incredibly important for a successful fundraising round. We would love your support to kick our raise off with a BANG!!

We look forward for you to become an investor in the Company. I know you have extensive contacts of clients and contacts that may like to invest in something a little bit different, so please feel free to personalize this email & pass this around to them.

 Cheers to "RayZyn Awareness", together!

Chris

Chris Cates MD
Founder
Wine RayZyn Co.

Some necessary "testing the waters" disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted; 2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through We funder's platform; and 3. Any indication of interest involves no obligation or commitment of any kind.

CRUNCHY SUPERFOOD SNACK - "Celebrate the Seed!"

Have you heard?! We have been selected as finalists in the "Best New Snack Category" for the 2017 NEXTY Awards!
Read the full press release here.

Learn more about our company's story by watching this video:
http://RayZyn.com

From:	Eleanor Cates <eleanorcates@gmail.com>
Sent:	Wednesday, November 17, 2021 9:55 AM
To:	Jjcates; Andrew Cates; Richard Stancil
Subject:	Fwd: You're invited to join the Wine RayZyn Family!

Here is the email...

---------- Forwarded message ---------
From: **The Wine RayZyn Company** <andrew@rayzyn.com>
Date: Wed, Nov 17, 2021 at 9:51 AM
Subject: You're invited to join the Wine RayZyn Family!
To: <eleanorcates@gmail.com>

View this email in your browser



It's an exciting time for us and we would like you to take part. **RAyZyn**

Join us at **WEFUNDER**

Join the RayZyn family!

Thank you for your interest in The Wine RayZyn Company. Given your past support, RayZyn would like to offer you the opportunity to become a part of Wine RayZyn's investment family via our WeFunder crowdfunding campaign.

RayZyn has been able to successfully navigate through the pandemic, and it is time to take the business to the next level by raising additional capital. Our team has decided to launch a crowdfunding investment campaign to allow RayZyn supporters to participate in this journey with us, and ultimately benefit from RayZyn's future successes.

To make this possible, RayZyn has set up a [WeFunder Pitch](#) **with all the information you need to invest.**

Initially, you will only be making a reservation to invest – not transferring the payment - as we finalize paperwork and SEC filings. Once RayZyn files everything in the coming weeks, you'll be able to confirm your investment through WeFunder. **We really appreciate your consideration. No amount is too small or large, and investments start at $250.**

Cheers to a Happy and Safe Holiday Season!

Sincerely,
Andrew Cates
Co-Founder
Wine RayZyn Co.

Meet our lead investor.



We are excited to announce that our Lead Investor for this campaign is "Bennett" Jordan, reality TV star from season 16 of The Bachelorette. He is a Harvard Graduate and uses his background in Finance to assist growing companies.

You can watch Bennett's video testimonial about why he is investing here.

Other ways to show your support.

1. Share on social media. Here is the link to our WeFunder page:
https://wefunder.com/thewinerayzyncompanyllc2?utm_swu=906

2. Follow the WeFunder Round. Click the "Remind Me" button near the top right of the Wine RayZyn WeFunder page. This subscribes you to email updates on the round and helps build momentum on the WeFunder site.









Copyright © 2021 The Wine RayZyn Company, All rights reserved.

Disclosures

1. No money or other consideration is being solicited. If sent, it will not be accepted

2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder' s platform

3. Any indication of interest involves no obligation or commitment of any kind.

Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list.

Richard Stancil

From: Chris Cates <chris@rayzyn.com>
Sent: Monday, November 8, 2021 4:21 PM
To: wovercash
Subject: Wine RayZyn We Funder-Investment Reservation

Bill

I hope you and Palma are doing well.

I hope that you can possibly help us contact people to help raise investment funds for Wine RayZyn and to consider making another investment yourself . Below is a template you can use if you will to your contacts to consider investing in the Company.

I am reaching out to share some exciting news from the Wine RayZyn Company, LLC. As a valued member of our community that has helped us get to where we are today, you are among the first folks we wanted to contact.

This week we have launched an investment crowdfunding round on WeFunder for Wine RayZyn, and we would love for you to make a reservation for an investment in the company. Our raise is currently in "testing the waters" mode while we finalize our legal paperwork and SEC filings. Initially, you will only be making your reservation – not transferring cash. Once we file everything in the coming weeks, you'll be able to confirm your investment through WeFunder. In general, there is no limit to the amount you can invest.

RayZyn has been able to successfully navigate through the pandemic and it is time to take our business to the next level by raising additional capital. Our team decided to launch a Wefunder campaign to allow friends and family like you to participate in this journey with us, and ultimately benefit from our future successes. One of the main benefits of our Wefunder campaign is that it allows anyone to become an investor in Wine RayZyn. RayZyn is excited as to how this equity crowdfunding will democratize the ownership of our company and mission.

To make this possible, we set up a website pitch with all the information you need to invest:

https://wefunder.com/the.wine.rayzyn.company.llc.2


Natural Products
Guilt-Free Indulgence Products

Invest in Wine RayZyn Company, LLC: Award Winning, Heart Healthy Snack - Now you can "Eat your Wine" with Wine RayZyns | Wefunder

wefunder.com

Our campaign page is actively accepting reservations for individual investments as we speak, but the offering is not yet open to the general public, which is why you will see a countdown to the public offering. You can only access the page from the direct link provided above.

After reviewing the pitch via the above link, if you have any specific questions, I would be happy to set up a time to speak with you.

1

From:	Andrew Cates <andrew@rayzyn.com>
Sent:	Wednesday, November 17, 2021 10:39 AM
To:	William Imsais
Subject:	Re: Wine RayZyn WeFunder Campaign - Making a Reservation

Good Morning Dr. Imsais,

We would love for you to become apart of the Wine RayZyn family! Would you be available to speak this afternoon @ 5pm EST / 4pm CST? If this time works for you, what would be the best number for me to reach you?

Regarding the 25lbs bulk CabernayZyn, are you ok with RayZyn billing the credit card that we have on file for your account? This is the card ending in 5007 and the ship to address of 7035 Roy Street in Nola?

Thank you and look forward to our discussion soon.

Andrew Cates
404.520.3857

On Nov 17, 2021, at 9:57 AM, William Imsais <wimsais@yahoo.com> wrote:

Andrew,

Hope you are doing well.
I would definitely like to invest, possibly a substantial amount.
Please let me know when you may have time to discuss more.

Also, in the meantime, can I place another order of a 25lb bulk order of the cabernazyn.
Just let me know when you are ready for my credit card info.

Thanks so much and look forward to hearing more.

William Imsais

On Nov 15, 2021, at 1:17 PM, Andrew Cates <andrew@rayzyn.com> wrote:

Dr. Imsais,

Thank you for being a Wine RayZyn customer and we appreciate your willingness to provide a testimonial. Given you past patronage, RayZyn would like to offer you the opportunity to become a part of Wine RayZyn's investment family via our crowdfunding campaign through the WeFunder platform.

1

We are excited to announce that our Lead Investor for this campaign is "Bennett" Jordan, reality TV star from season 16 of The Bachelorette. You can watch Bennett's video testimonial about why he is investing here
- https://www.youtube.com/watch?v=D0RI4YiY854

RayZyn has been able to successfully navigate through the pandemic and it is time for them to take the business to the next level by raising additional capital. RayZyn's team decided to launch a crowdfunding investment campaign to allow RayZyn customers, to invite your colleagues, friends, and family to participate in this journey with us, and ultimately benefit from RayZyn's future successes.

One of the main benefits of RayZyn's Wefunder campaign is that it allows anyone to become a part of Wine RayZyn, not strictly accredited investors. You can invest as little as $250 or as much as you choose. RayZyn is excited as to how this equity crowdfunding will democratize the ownership of the company and with your help, achieve RayZyn's goal of creating an army of brand ambassadors for the company, while aligning the interests of all parties involved.

To make this possible, RayZyn has set up a WeFunder pitch with all the information you need to invest: https://wefunder.com/thewinerayzyncompanyllc2?utm_swu=906

At this point in time, RayZyn is currently in "testing the waters" mode while they finalize the legal paperwork and SEC filings. Initially, you will only be making your reservation – not transferring cash. Once RayZyn files everything in the coming weeks, you'll be contacted by WeFunder to confirm your investment through the Wefunder site.

After reviewing the pitch via the above link, if you have any specific questions, Andrew Cates (co-founder of RayZyn) would be happy to set up a time to speak with you. Andrew's email is Andrew@RayZyn.com and can also be reached at 404.520.3857.

The RayZyn Team would greatly appreciate your help with "RayZyn Awareness" around our crowdfunding campaign by forwarding this email to others who may have interest as well as posting to your social media profiles.

We would love your support and investment to kick our raise off with a BANG!!

Cheers to a Happy and Safe Holiday Season,

Andrew Cates

Co-Founder

Wine RayZyn Co.

Napa, CA

Some necessary "testing the waters" disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted; 2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through We funder's platform; and 3. Any indication of interest involves no obligation or commitment of any kind.

Bachelorette's Bennett Jordan marked as Lead Investor in Healthy Snack Brand Wine RayZyn®

NEWS PROVIDED BY
The Wine RayZyn Company →
Nov 30, 2021, 13:19 ET

NAPA, Calif., Nov. 30, 2021 /PRNewswire/ -- The Wine RayZyn Company announced that "Bennett" Jordan, reality TV star from season 16 of ABC's "The Bachelorette," is their Lead Investor in an upcoming crowdfunding campaign through the WeFunder Platform. According to Andrew Cates, RayZyn Co-Founder, "The strategic investment from a celebrity like Jordan, who is not only a health advocate but is also a Harvard graduate with 20+ years of experience in finance, is an amazing endorsement for our company."



Bennett Jordan's Wine RayZyn Investment Testimonial

"The investment from a celebrity like Bennett Jordan, a Harvard graduate, is an amazing endorsement for our company."

🐦 Tweet this

While RayZyn has been able to navigate successfully through the pandemic, the company says it is time for them to take the business to the next level by raising additional capital. RayZyn's team decided to launch a crowdfunding investment campaign to allow anyone looking for an investment opportunity to participate, and ultimately benefit from RayZyn's future successes.

"I am honored to join Wine RayZyn on their mission to create healthy snacks. I believe in RayZyn's products and their management team. In fact, I have known RayZyn Co-Founder Andrew Cates for 25 years. We have spent many of those years in finance, and we often know when a company is set up for success," says Bennett. Cates is very appreciative of Bennett's support, stating, "We're grateful to have strategic participation from an influential investor like Bennett who is committed to using his platform and capital to make a difference in companies like ours," says Cates.

One of the main benefits of RayZyn's Wefunder campaign is that it allows anyone to become a part of The Wine RayZyn Company, not strictly accredited investors. "We are excited to see how this equity crowdfunding will democratize the ownership of the company and create an army of brand ambassadors, while aligning the interests of all parties involved. No investment amount is too great or too small. In fact, investment opportunities on WeFunder start at $250. We are hoping that we, along with Bennett, can raise enough awareness to make this crowdfunding effort successful," says Cates.

About Wine RayZyn
The Wine RayZyn Company provides healthy snacks from specially dried wine grapes. Their superfood treats are a delicacy packed with fiber, antioxidants, and other health benefits. Furthermore, RayZyns are an environmentally sustainable food and have a unique taste and texture that are true to their varietal. The Wine Rayzyn Company takes pride in their community, products, and the benefits they provide. Learn more at www.rayzyn.com.

MEDIA OR INVESTMENT INQUIRIES:
Andrew Cates – Andrew@rayzyn.com

LINKS:
WeFunder Pitch: https://wefunder.com/thewinerayzyncompanyllc2?utm_swu=906
Bennett's Video Testimonial: https://www.youtube.com/watch?v=D0RI4YiY854

SOURCE The Wine RayZyn Company